                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1

                                       TO

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                            CAPITAL TITLE GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            DELAWARE                                     87-0399785
  -------------------------------         ------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  incorporation or organization



4808 N. 22nd Street, Phoenix, Arizona                          85016
----------------------------------------                     ----------
(Address of principal executive offices)                     (Zip Code)


                  Issuer's telephone number, (602) 954-0022
                                            --------------

         Securities to be registered under Section 12(b) of the Act:


    Title of each class                   Name of each exchange on which
    to be so registered                   each class is to be registered

          None
    -------------------                   ------------------------------

    -------------------                   ------------------------------

         Securities to be registered under Section 12(g) of the Act:


                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)

                          -----------------------------
                                (Title of class)

ITEM 1.  DESCRIPTION OF BUSINESS

COMPANY HISTORY AND OVERVIEW

         Capital Title Group, Inc., a Delaware corporation (the "Company" or "Capital Title Group"), through its wholly owned subsidiary, Capital Title Agency, Inc., an Arizona corporation ("Capital Title"), operates an independent title agency and escrow business headquartered in Phoenix, Arizona. Capital Title Group was formed under the laws of Utah in 1983 and redomiciled in Delaware in 1989. Capital Title was formed as an Arizona corporation in 1981 and has engaged in business as an independent title agency and escrow company since that time.


         Since its formation, Capital Title Group has had no significant business operations. On May 23, 1996, the board of directors of Capital Title Group, (formerly Norvex, Inc.), approved a Share Exchange Agreement with Capital Title pursuant to which Norvex, Inc. changed its name to Capital Title Group, Inc. and issued 5.781 shares of Capital Title Group's $.001 par value common stock (the "Common Stock"), or an aggregate of 6,734,865 shares of Common Stock, to the existing shareholders of Capital Title for each outstanding share of Capital Title (the "Acquisition Transaction"). Immediately prior to the transaction, Capital Title Group had 1,686,164 shares issued and outstanding and approximately 75 stockholders. Of the 75 shareholders of Capital Title Group immediately prior to the Acquisition Transaction Irwin Jacobson and Mark Scharmann held 5% or more of Capital Title Group's outstanding stock immediately prior to the Acquisition Transaction. The share exchange ratio was determined by arm's length negotiations between the respective boards of directors of Capital Title Group and Capital Title, based on a number of factors, including the business prospects and financial condition of the respective entities. As a result of the Acquisition Transaction, Capital Title Group now operates Capital Title as a wholly owned subsidiary.



         Since 1981, Capital Title has provided continuous title insurance and escrow services to the real estate industry in Yavapai County, Arizona. Recently, Capital Title expanded its operations into Phoenix, Arizona and relocated its corporate headquarters from Prescott, Arizona to Phoenix, Arizona. The Company has nine branch offices, five of which are located in Yavapai County, Arizona and four of which were recently opened by the Company in the Phoenix metropolitan area. The Company plans to expand its operations into Southern California and Nevada in 1998. This planned expansion will be accomplished through acquisition or recruitment of escrow officers with significant existing revenue production based upon their relationships with real estate brokers, mortgage lenders and other industry participants. The Company will attempt to attract these significant producers through employment packages that include stock options and stock purchase programs as substantial motivational incentives.


         The principal executive offices of the Company are located at 4808 N. 22nd Street, Phoenix, Arizona 85016 and the Company's telephone number is: (602) 954-0022.

COMPANY OPERATIONS

         Capital Title is an independent title agency providing escrow services and, as an agent for First American Title Insurance Company ("First American") and Old Republic Insurance Company ("Old Republic"), issuing title insurance policies to service the real estate industry in Yavapai County and Maricopa County, Arizona. Capital Title's operations commenced in 1981 in Prescott, Arizona. By 1987, Capital Title was the largest title company in Yavapai County based on market share, and by 1994, its market share had reached 24%. In early 1994, Money magazine listed Prescott, Arizona as the number one place in the United States to retire. During the next ten months, the real estate market in Yavapai County increased by 38%, but Capital

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Title's staffing levels were not increased quickly enough to capitalize on this increase. As a result, by the end of 1994, Capital Title found that its market share in Yavapai County had fallen to approximately 16%.


         During 1995 and 1996, Capital Title began an expansion program, opening additional offices in the Yavapai County population centers of Prescott Valley, Cottonwood and Sedona. Capital Title estimates its current market share is approximately 21%, second to First American Title which has a market share of approximately 35%. During 1996, Capital Title opened four branch offices in Maricopa County, Arizona. In 1997, Capital Title intends to open six to eight branch offices in Maricopa and Yavapai Counties, Arizona. Phoenix is currently the 7th largest city in the United States with an estimated population of 1.08 million, and its projected growth is expected to boost Phoenix to the 6th largest city in the nation by the year 2000. The Company believes the surrounding metropolitan areas in Maricopa County have the potential to grow at an even more accelerated pace. Capital Title's expansion plans also call for the opening of offices in Southern California and Nevada in 1998. The Company believes that the Southern California real estate market is at its lowest recent historical level, and most predictions are that a recovery will commence during 1996, although there can be no assurance in that regard.


INDUSTRY OVERVIEW

         Title Insurance has become accepted as the most efficient means of determining title to, and the priority of interests in, real estate in nearly all parts of the United States. Virtually all real property lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made.

         TITLE POLICIES. Title insurance policies state the terms and conditions upon which a title underwriter will insure title to real estate. The beneficiaries of title insurance policies are generally buyers of real property or secured lenders.

         Title insurance is different from other types of insurance because it relates to past events that affect title to property at the time of closing and not unforeseen future events. Prior to issuing policies, underwriters can eliminate future losses by accurately performing searches and examinations. The major expense of a title company is the search and examination function in preparing preliminary reports, commitments and policies and is not from claim losses. The premium for title insurance is due in full on the closing date of the real estate transaction and is based upon the purchase price of the property insured or the amount of the secured loan. Coverage under the policy generally terminates upon resale or refinance of the property. The terms of coverage have become standardized in accordance with forms approved by trade associations such as American Land Title Association and Land Title Association of Arizona.

         Title insurance policies are issued on the basis of a preliminary report or commitment. These reports are prepared after a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way,

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conditions, encumbrances or other matters affecting the title to, or use of real property. A visual inspection of the property may also be made prior to the issuance of certain title insurance policies.

         To facilitate the preparation of preliminary reports without the necessity of manually searching public records, copies of public records, maps and other relevant historical documents are compiled and indexed in a "title plant." Each title plant relates to a particular county and is kept current on a daily or other frequent basis by the addition of copies of recorded documents that affect rights in real property in the particular county. Title companies often subscribe to independent title information services to assist in the updating of their title plants and the maintenance of title records.

         DIRECT VS. AGENCY SALES. Preliminary reports and commitments to issue a policy are prepared by title underwriters (direct sales) or by independent agents on behalf of the underwriters (agency sales). The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. In direct sales, the title underwriter issues the preliminary report and commitment and retains the entire title premium paid in connection with the transaction. In agency sales, the search and examination function is performed by the independent agent and the majority of the premium collected is retained by the agent, with the balance remitted to the title underwriter. Independent agents may select among several title underwriters based upon the amount of the premium "split" offered, the overall terms and conditions of the agency agreement, including indemnification obligations of the agent, and the scope of services offered to the agent by the title underwriter. Agent commissions vary by geographic region.

         THE TITLE POLICY PROCESS. A brief description of the process of issuing a title insurance policy is as follows:

         (i) The customer, typically a real estate salesperson or broker, escrow agent or lender, places an order for a title policy.

         (ii) Sales personnel note the specifics of the order and place a request with the title department for a preliminary report.

         (iii) After the relevant historical data on the property is compiled, the title officer prepares a preliminary report that documents (a) the current status of title to the property, (b) any exemptions, exceptions and/or limitations that might be attached to the policy and (c) specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued (such as removal of prior tax liens and payment of prior loans on the property). The preliminary report is circulated to all the parties for satisfaction of any specific issues.


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         (iv)     After all specific issues identified in the preliminary report are satisfied, the escrow agent closes the transaction in accordance with the instructions of the parties and the policy conditions.

         (v) Once the transaction is closed and all monies have been released, the policy is issued (a) to the owner and the lender on a resale transaction or (b) to the lender only on a refinancing transaction.

         LOSSES AND RESERVES. The maximum amount of liability under a title insurance policy is usually the face amount of the policy plus the cost of defending the insured's title against an adverse claim. The reserve for claim losses is based upon known claims as well as losses the insurer expects to incur based on historical experience and other factors, including industry averages, claims loss history, current legal environment, geographic considerations and type of policy written.

         ECONOMIC FACTORS AFFECTING INDUSTRY. Title insurance revenue is closely related to the level of activity in the real estate market and the average price of real estate sales. Real estate sales are directly affected by the availability of money to finance purchases. Other factors affecting real estate activity include demand, mortgage interest rates, family income levels and general economic conditions.

         It is estimated that title industry revenue for 1995 was approximately $6 billion, which reflected no significant change in comparison to 1994. Although recovery from a weak year in 1994 appeared to commence in the second half of 1995, continued weakness in the California market, which accounts for 25% or more of all mortgage originations nationwide, precluded substantial growth. The long-term growth rate for the industry approximates nominal gross domestic product growth, or about 5%.

COMPANY STRATEGY

         The Company's strategy is to pursue aggressive growth in the title insurance industry in the Southwestern United States. Essential elements of the Company's strategy are as follows:

         COMMITMENT TO SERVICE. The Company is built on three basic entrepreneurial premises: (1) every employee is a salesperson for the Company;
(2) the Company's services are a one-stop, computer-based contact point for complete real estate transactions; and (3) success is achieved through focus on an unequaled quality of customer service. Because title insurance policies and escrow functions are generally standardized, the level of service provided is the key differentiating factor among competitors in the title industry. One of the Company's foremost objectives is to issue written title reports in substantially all its transactions within two working days from the opening of escrow. Through its commitment to customer service, the Company seeks to build lasting relationships with its real estate industry clients.


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         MARKET FOCUS. The Company's market focus is on real estate brokers and mortgage lenders, which the Company believes generate approximately 70% of the transactions involving title and escrow fees. To set itself apart as a service company, Capital Title has developed industry specific information technology that it provides to its clients. The Company trains real estate agents and their administrative assistants in the use of a customized computer program which enhances their client presentations. The Company has also developed "Plain Language Escrow Instructions" in an effort to simplify the escrow process and minimize the numerous questions that can arise in the preparation of escrow documents. These simplified instructions have been well received in the Yavapai County real estate community and have provided the Company with an opportunity to conduct educational seminars directed at its real estate agent clients.

         MANAGEMENT STRENGTH. The Company recognizes that its aggressive growth plan calls for executive management with extensive industry operational and expansion experience. Capital Title appointed Mr. Andrew Johns as President effective April 16, 1996, and Mr. Johns also serves as President of the Company. Mr. Johns, the former President of Stewart Title for the State of California, has over 28 years of industry experience, including the expansion of United Title's Orange County operations throughout the Southern California market. The Company believes that Mr. Johns has the leadership, experience and industry contacts required to effect Capital Title's planned expansion into the Southern California and Texas markets. Capital Title also has an experienced and dedicated group of executive officers to support Mr. Johns in this effort. See "Directors, Executive Officers, Promoters and Control Persons."

         EQUITY PARTICIPATION BY ESCROW OFFICERS. Escrow officers are the major revenue producers for title insurance companies. It is their relationships with real estate brokers, lenders and other industry participants that are primarily responsible for the direction of escrow and title business. Capital Title will seek to attract the most successful escrow officers (and the related revenue) through employment packages that include stock options and stock purchase programs in the Company as added motivational incentives. The Company believes such programs will also promote Company loyalty, which will help to insulate the Company's escrow officers from competitive recruiting efforts. The Company's philosophy of equity participation by its escrow officers is unique in the title industry.

         EXPANSION. The Company intends to accomplish its planned expansion through acquisitions of existing title agencies, the opening of new branch offices and the development of "Home-Based Relationship" ("HBR") arrangements with escrow officers. The HBR program will allow escrow officers to work in their own homes doing escrow processing functions through the Company's computer network, thereby reducing the Company's administrative and office expense.

CAPITAL TITLE OPERATIONS

         MARKETING. The Company believes that the primary source of its business is from referrals from participants in the real estate industry, such as real estate brokers, mortgage

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lenders, developers and attorneys. In addition to the referral market, Capital
Title markets its services directly to larger brokerages and real property lenders. Marketing activities are performed by the escrow officers of Capital Title and a marketing representative whose sole function is the solicitation of business from major real estate brokers and lenders. Escrow officers, in addition to their escrow service duties, maintain and further develop relationships established with current clients for on-going business. The marketing representative holds educational seminars for real estate brokers, offers the use of "Dataquick" as a service that provides ease in placing valuations on surrounding property and trains brokers or their assistants in the use of Capital Title's proprietary industry specific information technology.

         ESCROW SERVICE. Capital Title's escrow department has the fiduciary responsibility of handling the consummation of real estate sales, exchanges and a variety of other transactions involving the sale or encumbrance of real property, refinance of real property, sales of assets of businesses and sales of promissory notes secured by deeds of trust.

         The escrow officer and assistant typically prepare their escrow documents pursuant to the real estate contract. The escrow instructions provide guidance to all concerned parties as to the conditions required for the real estate transaction. Furthermore, the instructions provide authorization for the escrow agent to request information concerning matters appearing of record, the receipt of all earnest monies and closing funds, the disbursement of seller proceeds, payoff of underlying liens, judgments, real property taxes, insurance and any other disbursement as set forth in the instructions or parties to the transaction. The instructions also include authorization to prepare and obtain documents necessary to complete the real estate transaction.

         The escrow agent is held accountable by state governmental agencies for strict compliance with its fiduciary responsibilities outlined by the escrow instructions. The officer must possess a high degree of skill, professionalism and confidentiality in the handling, preparation, collecting and recordation of all escrow matters between the buyer, seller, real estate brokers and their agents, developers, lenders and investors.

         TITLE DEPARTMENT. The primary function of the title department is the accumulation and analysis of various documents from the many sources that make up the public record. From this analysis, a preliminary report is written showing the present condition of title. This report is given to the escrow officer who, in turn, distributes it to the parties involved in the purchase agreement. After the preliminary report has been read and approved by all the parties and the requirements of the report have been fulfilled, the escrow will proceed to closing and a final title insurance policy will be issued.


         Capital Title owns a "title plant," a listing and history of each parcel of ground in a particular county, for Yavapai County, Arizona. The Company can use the services of a third party title plant provider or acquire additional title plants for purposes of conducting its title research as it expands into additional geographic areas. The cost of obtaining "title plants" varies with economic and market conditions in the geographic area to which the title plants relate. The Company believes it will be able to obtain "title plants" on terms and conditions that are acceptable to it through the acquisition of title companies as the Company expands into other markets. However, there can be no assurance in this regard.



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         CLAIMS AND UNDERWRITING. Capital Title provides title insurance as an agent of First American and Old Republic. First American has a Best's Insurance rating of A. Old Republic has a Standard and Poor's rating of A+. These services are provided pursuant to Underwriting Agreements with First American and Old Republic, which state the conditions on which Capital Title is authorized to issue a title insurance policy on behalf of First American or Old Republic and prescribe the circumstances under which Capital Title may be liable to First American or Old Republic if a policy loss is attributable to errors made by Capital Title. The underwriting agreements with First American and Old Republic provide that the Company: (1) must fully comply with all requirements relating to the issuance of title insurance within each of the counties in which the Company does business and must comply with generally accepted standards of underwriting; (2) will be liable for any losses payable on a basis of erroneous reports or in excess of the stated liability on the policy when an insured makes a successful claim based on negligence; (3) may not write a policy in excess of the stated contract amount without prior approval from the insurance company; and (4) will be liable for the first $5,000 of each loss, unless specifically waived by the insurance company. The Company is not a sole agent for First American or Old Republic.


         Claims against the policy of title insurance normally arise out of human error. During the process of accumulation and analysis of the public record, certain inaccuracies and inconsistencies are often encountered that sometimes result in a situation in which interpretation of these documents could lead to a claim. Such claims are reviewed by Capital Title's staff and, if warranted, sent to the insurance carrier for final disposition.

         Underwriting is the process of analyzing risk assumption. As each individual situation arises, the local staff makes a risk analysis. If the local underwriting staff decides that the risk assumption is outside its underwriting authority, the insurance carrier is contacted for its underwriting approval.

         ACCOUNT SERVICING. The account servicing department handles the receipt and disbursement of monies for accounts with respect to which Capital Title acts as servicing agent for a transaction. Its responsibility as trustee includes the maintenance of all records reflecting receipts and disbursements, calculation of total interest, principal and any other sums due as required under the agreement/note between the buyer and the seller. This information is summarized and reported to the Internal Revenue Service with the appropriate Form 1098 and/or 1099 supplied to the buyer and the seller. Following the payoff of accounts, the servicing agent prepares and records the appropriate documents necessary to substantiate accounts as paid in full in the applicable county records. Typically, transactions serviced by Capital Title include promissory notes secured by deeds of trust and agreements of sale.

         FORECLOSURES. Both promissory notes secured by deeds of trust and agreements of sale can be foreclosed nonjudicially by the servicing agent. As trustee of the documents being serviced by Capital Title, the seller and/or beneficiary can direct the servicing agent, at the time of default, to proceed with foreclosure of the lien.

         The maintenance of accurate up-to-date accounting and control of all original documents enable the trustee/servicing agent to expedite the nonjudicial trustee sale or foreclosure.

         ADMINISTRATION. Capital Title's administrative staff handles general accounting and finance, human resources, purchasing, management information systems and regulatory compliance.

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EXPANSION PLANS


         The Company has initiated its expansion plans in Maricopa County. Recently, the Company relocated its headquarters to Phoenix, and has opened four branch office locations in Maricopa County. In addition, the Company has retained the services of escrow officers with significant production capacity in the Phoenix metropolitan area. The Company plans to open offices in Southern California and Nevada in 1998.


COMPETITION

         The title insurance business is highly competitive. The number and size of competing companies varies in different geographic areas. In those areas where the Company operates and intends to operate, the Company will face competition from major national insurance underwriters and other independent agencies, many of which have greater financial and other resources than the Company. The Company believes that quality and timeliness of service are the key competitive factors in the industry, because parties to a real estate transaction are usually concerned with time schedules and costs associated with delays in the closing of transactions. In those states where prices are not established by regulation, the price of title insurance is also an important competitive factor.

REGULATION

         Capital Title conducts its business under licenses granted by the State Banking and Insurance Departments of the State of Arizona. The title insurance and escrow businesses generally are subject to extensive regulation under applicable state laws. These laws establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses, regulating trade practices, licensing agents, approving policy forms and approving rate schedules. Failure to comply with these regulations or an inability to secure or maintain any required licenses could materially adversely affect the Company's business. The Company believes that it is in material compliance with applicable laws and regulations, and that it will maintain and obtain all licenses required for the conduct of its business.

EMPLOYEES


         As of December 31, 1996, the Company had a total of 112 employees, of which 59 (including officers of the Company) were in the marketing/escrow department, 20 were in the title department, eight were in customer service, one was in trustee sales, six were in account services and eighteen were in administration. Capital Title believes that its relations with its employees are good.


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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


         The following discussion of the results of the operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this statement. Historical results and percentage relationships among accounts are not necessarily an indication of trends in operating results for any future period. The discussion of the results of operations and financial condition is based solely upon the activity of Capital Title and excludes the activity of Norvex which was inactive until the Acquisition Transaction.

RESULTS OF OPERATIONS

         The following table sets forth the condensed operations of Capital Title for the periods presented. This table excludes the activity of Capital Title Group (formerly Norvex) as it was an inactive corporation.


                                NINE MONTH PERIODS ENDED                   YEARS ENDED
                             ------------------------------   -----------------------------------
                              (UNAUDITED)     (UNAUDITED)
                              -----------
                             JULY 31, 1996    JULY 31, 1995   OCTOBER 31, 1995   OCTOBER 31, 1994
                             -------------    -------------   ----------------   ----------------
Revenue .....................  $ 1,682,752    $ 1,497,542        $ 2,027,263        $ 2,538,558

General and Administrative
  Expenses ..................    1,968,175      1,634,287          2,225,484          2,403,590
                               -----------    -----------        -----------        -----------
Income (Loss) from
  Operations ................     (285,423)      (136,745)          (198,221)           134,968

Net Other Income and
  (Expenses) ................      (76,385)        40,045             16,060             28,423
                               -----------    -----------        -----------        -----------

Income before Income Taxes ..     (361,808)       (96,700)          (182,161)           163,391

Income Tax (Expense)
 Benefit ....................         --             --               65,059            (58,727)
                               -----------    -----------        -----------        -----------

Net Income (Loss) ...........  $  (361,808)   $   (96,700)       $  (117,102)       $   104,664
                               ===========    ===========        ===========        ===========


FISCAL YEAR ENDED OCTOBER 31, 1995 COMPARED TO THE FISCAL YEAR ENDED OCTOBER 31, 1994

Revenue

         For the fiscal year ended October 31, 1995, revenue decreased by $511,000, or 20%, to $2.03 million from fiscal year 1994 revenues of $2.54 million. This decrease was a result of a 28% market drop in the number of recorded real estate transactions in Yavapai County in the fiscal year 1995 as compared to the fiscal year 1994. In addition, the Company experienced a shortage of escrow officers in fiscal year 1995, causing the Company to be unable to realize additional revenues. This dependency on Yavapai County real estate transactions is primary to the Company's intent to aggressively expand in other geographical areas.

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General and Administrative Expenses

         For the fiscal year ended October 31, 1995, general and administrative expenses decreased by $178,000, or approximately 7%, to $2.23 million from $2.40 million in fiscal year 1994. This decrease was a result of the response of management to cut overhead costs in response to the drop in the number of recorded real estate transactions, and resulting revenue decrease, in Yavapai County in fiscal year 1995.

Net Other Income and Expenses

         For the fiscal year ended October 31, 1995, net other income decreased by $12,000 primarily due to a decrease in the amount of insurance recoveries.

NINE MONTH PERIOD ENDED JULY 31, 1996 COMPARED TO THE NINE MONTH PERIOD ENDED JULY 31, 1995

Revenue

         For the nine month period ended July 31, 1996, revenue increased by $185,000, or 12% to $1.68 million from $1.50 million in fiscal period 1995. This increase was due to the development and institution of a "Market Penetration Program" in fiscal period 1996, and the expansion into new geographical areas within Arizona. The Market Penetration Program is designed to more effectively orchestrate the marketing efforts of the Company and increase the number and efficiency of escrow officers. In addition, the Company has significantly improved its customer services through the installation of an extensive, networked, on-line computer system enabling the escrow officers to rapidly respond to their customers needs.

General and Administrative Expenses


         For the nine month period ended July 31, 1996, general and administrative expenses have increased by $333,000, or 20% to $1.96 million from $1.63 million in fiscal period 1995. This increase was due to additional costs incurred in implementing the Market Penetration Program, expanding into additional geographical areas, developing the new computerized customer service system, recruiting new personnel, and training existing and new personnel to use the enhanced computer system.


Net Other Income and Expenses


         For the nine month period ended July 31, 1996, net other income and expenses resulted in a net expense of $76,000, as compared to a $40,000 net other income for the nine month period ended July 31, 1995. This decrease was due primarily to a $10,000 increase in interest expense due to additional financing, a decrease in the amount of insurance recoveries, a favorable insurance audit adjustment of $27,000 in 1995 and an acquisition cost write-down of $69,000 in 1996.




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SEASONALITY

         Historically, the Company has experienced little seasonality in its revenue or operating costs over the past five years. With the Company's intention of expanding into additional geographical areas, it is contemplated that any effects of seasonality on revenues or operating costs will be further reduced.

LIQUIDITY AND CAPITAL RESOURCES

         Capital Title Group requires capital to expand its geographical base, make acquisitions, further implement its Market Penetration Program, recruit and train new personnel, and purchase additional property and equipment to implement its expansion program. During the nine month period ended July 31, 1996, the Company financed its operating and business development activities primarily through operating revenue, obtaining a $150,000 term loan, and the private placement of shares of common stock.


         During the nine month period ended July 31, 1996, Capital Title Group commenced a private placement of common stock intending to sell a minimum of 500,000 shares, and a maximum of 1,500,000 shares at $1 per share. As of October 31, 1996, a total of 1,275,000 shares had been sold in the offering. The expenses of this offering were approximately $118,100 which generated net proceeds for the Company of approximately $1,156,900. Additionally, on December 10, 1996, the Company's Board of Directors authorized the issuance of an additional 400,000 shares of its Common Stock at $1.00 per share. It is anticipated that expenses of this offering will be approximately $40,000 which will generate net proceeds for the Company of approximately $360,000.


         The Company believes that the net proceeds of this offering, together with its existing cash resources and financing, will be sufficient to meet the Company's expansion, acquisition and working capital needs for the next 12 to 24 months. The Company, however, may raise capital through the issuance of long-term or short-term debt or the issuance of securities in private or public transactions to fund future expansion of its business either before or after the end of the 24 month period. There can be no assurance that acceptable financing for future transactions can be obtained on terms acceptable to the Company.


         As of October 31, 1995, the Company has net operating loss carryforwards of approximately $175,000 that will be available to offset future state income taxes. The net operating carryforwards will expire October 31, 2000.


IMPACT OF NEW ACCOUNTING STANDARDS

         During October, 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", which establishes a fair value-based method of accounting for stock-based compensation plans and requires additional disclosures for those companies that elect not to adopt the new method of accounting. The Company will continue to account for employee purchase rights and stock options under APB Opinion No.25, "Accounting for Stock Issued to Employees." SFAS 123 disclosures will be effective for fiscal years beginning after December 31, 1995.

ITEM 3. PROPERTIES

         The Company leases approximately 10,125 square feet of office space in Phoenix, Arizona for its headquarters under a lease expiring in July 1999. Capital Title leases approximately 7,698 square feet of office space for its principal office serving the Prescott,

Arizona area, under a lease expiring in December 1997, which has two additional five-year renewal options. In Yavapai County, Arizona, Capital Title leases two branch offices in Sedona and one each in Prescott Valley, Cottonwood and Chino Valley. The Company also leases three branch offices in Maricopa County. The leases for the Company's branch offices expire at various times from 1998 through 2001, subject to various renewal options. The Company believes that suitable rental space is and will continue to be available for its current and planned operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth the beneficial ownership of shares of Common Stock of the Company as of October 31, 1996 by each director and executive officer, by all directors and executive officers as a group and by all persons known by the Company to be the beneficial owners of more than 5% of the Company's Common Stock.


                                                   Number of Shares         Percent of
Name and Address                                  Beneficially Held(1)       Ownership
----------------                                 ---------------------      ----------
Donald R. Head(2)                                    2,827,345(3)              28.1%

Andrew A. Johns                                        963,502                  9.6%

Theo F. Lamb(4)                                      2,225,205                 22.1%

Robert B. Liverant                                     100,000                  1.0%

Stephen A. McConnell                                    50,000                   .5%

James R. Evans                                          25,000                   .2%

Dorothy Eichbaum, Trustee of The William               603,791                  6.0%
and Dorothy Orth Eichbaum Trust Dated
November 19, 1986

John M. Redfield, Jr. and Linda N. Redfield,           600,490                  6.0%
as Trustees under a Revocable Declaration of
Trust dated October 29, 1982

Mark A. Scharmann                                      606,833                  6.0%

Irwin Jacobson                                         520,833                  5.2%

Miller Capital Corporation(5)                          590,000                  5.9%

All directors and executive officers as a group      6,191,052                 61.5%
(12 persons)

----------------
(1) Does not include options to purchase shares of the Company's Common Stock, none of which are currently vested. See "EXECUTIVE COMPENSATION."

(2)   Shares beneficially held in The Head Revocable Trust Dated April 1, 1975.

(3) Includes 301,895 and 300,245 shares of Common Stock which Mr. Head has options to purchase from The William and Dorothy Eichbaum Trust dated November 19, 1986 and from John N. Redfield, Jr. and Linda N. Redfield, respectively, anytime during the period ending May 23, 1999 for $.52 per share.


(4)      Shares beneficially held in The Lamb Trust Dated October 11, 1983.

(5) Capital Title has entered into a financial advisory agreement with Miller Capital Corporation dba The Miller Group ("TMG") pursuant to which TMG provides certain financial advisory, valuation business planning, consulting and other services. Under the financial advisory agreement, TMG purchased 590,000 shares of the Company's Common Stock for a total of $100 upon completion of the Acquisition Transaction. In connection with a private placement by the Company of a maximum of 1,500,000 shares at a price of $1.00 per share (the "Private Placement"), TMG is entitled to receive an amount equal to 7% of the gross proceeds of the Private Placement.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


         The following table sets forth the names, ages and positions of directors and executive officers of the Company as of October 31, 1996. A summary of the background and experience of each of these individuals is set forth after the table.


         The directors and executive officers of the Company are:


   NAME               AGE             POSITION
   ----               ---             --------
Donald R. Head         58       Chairman of the Board; Chief
                                Executive Officer

Andrew A. Johns        59       President; Director

James Clifford         36       Vice President

James P. Stamas        36       Vice President

Nick Velimirovich      46       Vice President

Deborah Campbell       39       Treasurer

Kimberly Sue DeJong    28       Secretary

Jeffrey P. Anderson    46       Director

James R. Evans         50       Director

Theo F. Lamb           54       Director

Robert B. Liverant     67       Director

Stephen A. McConnell   43       Director

         Directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Officers are chosen by and serve at the discretion of the Board of Directors.

         DONALD R. HEAD is a co-founder of Capital Title and has served as its Chairman of the Board since its inception. Mr. Head is also the Chairman of the Board and Chief Executive Officer of Capital Title Group. Mr. Head has engaged in a number of entrepreneurial activities within the real estate industry. He was a co-founder of the Prescott Mining Company Restaurant, and developed the Prescott Air Park, a 35,000 square foot industrial and office park, the Plaza West Commerce Centre, a five acre office park and a 112 unit townhouse complex, all in Prescott, Arizona. Since 1988, Mr. Head has lived in Scottsdale, Arizona where he has continued his real estate development. He co-founded Centurian Development and Investments, Inc., which is a custom designer and builder of residential homes for some of the most prestigious residential communities in the exclusive North Scottsdale area. Mr. Head is also a partner in America West Capital One LC, which acquired 677 acres of land currently under development as a residential community in Verde Valley in Yavapai County, Arizona. Mr. Head has served as a board member on both U.S. and Canadian public companies. He is a graduate of Arizona State University with a BA in Business and holds a law degree from the University of Arizona.

         ANDREW A. JOHNS joined Capital Title in April 1996 as Vice President in charge of Special Projects and shortly thereafter was named President. Mr.
Johns has also been a Director of Capital Title since March 1996 and a Director of the Company since the Acquisition Transaction in May 1996. Mr Johns is also the President of the Company. Mr. Johns has more than 28 years of experience in the title insurance industry. Prior to joining the Company, Mr. Johns served in a senior management position with United Title Company for 12 years, expanding its operational presence from Orange County, California to encompass the entire Southern California market. United Title purchased TRW Title, Inc. changing its name to Nations Title, Inc. When Nations Title, Inc. expanded into Arizona in 1994 through Nations Title of Arizona, Mr. Johns was selected to establish and implement its operations. Nations Title of Arizona was merged into Network Escrow Title Agency, which later changed its name to Nations Title Insurance of Arizona, Inc., and operated under Mr. Johns as Executive Vice President. In January 1996, Nations Title Insurance of Arizona, Inc., and its operating entities were acquired by Fidelity National Title Company, one of the top ten title companies in the nation, for in excess of $30 million. Prior to United Title Company, Mr. Johns was employed by Stewart Title of California for nine years holding several executive positions including President. He was directly responsible for developing fourteen profitable branches for Stewart Title. He began his career with First American Title Insurance Company in California. Mr. Johns is a graduate of Compton College.

         JIM CLIFFORD joined Capital Title in July 1996 as a Vice President and was named Vice President of the Company in June 1996. Mr. Clifford also serves as the President of Capital Title's Maricopa County operations. Prior to joining the Company, Mr. Clifford was employed by United Title Agency, Inc. for more than 17 years, where he most recently served as the Chief Operating Officer.

         JAMES P. STAMAS joined the Company in July 1996 as Vice President and also serves as the Executive Vice President-Legal of Capital Title. Prior to joining Capital Title Agency, Mr. Stamas was Senior Vice President/General Counsel for United Title Agency of Arizona, Inc.

Mr. Stamas has over nine years of experience in the industry. He is also an active member of the Land Title Association of Arizona, its Legislative Committee and California Trustee's Association.

         NICK VELIMIROVICH joined Capital Title in July 1996 as a Vice President and was named Vice President of the Company in June 1996. Mr. Velimirovich also serves as the Chief Executive Officer of Capital Title's Maricopa County, Arizona operations. Prior to joining the Company, Mr. Velimirovich was employed by United Title Agency, Inc. for more than 23 years, where he most recently served as the Arizona District Manager.

         DEBORAH L. CAMPBELL is a Vice President of Capital Title. In such capacity, she is responsible for all administrative and accounting functions for Capital Title's operations. Ms. Campbell has been employed by Capital Title for more than 13 years and she has held various positions, including serving as a trust officer and overseeing all compliance regulations. Ms. Campbell is also the Company's Treasurer. Ms. Campbell is an active member of the Arizona Trustee Association and Land Title Association of Arizona.

         KIMBERLY SUE DEJONG is the Secretary of the Company and is responsible for the accounting services, including escrow services accounting, of Capital Title. Ms. DeJong has been with Capital Title since 1992. Prior to joining the Company in 1992, Ms. DeJong was employed by Lifeline Ambulance.

         JEFFREY P. ANDERSON has been a Director of Capital Title Group since September 1996. From 1992 until 1996, Mr. Anderson was Executive Vice President, Southwest Region, for First Interstate Bank in Phoenix, Arizona. He also served concurrently as Chairman of the Board of First Interstate Bank of Colorado. From 1986 until 1992, Mr. Anderson was employed by Security Pacific Corporation serving at various periods as Senior Vice President or Managing Director in the Energy/Utilities Group, Corporate Finance and Banking Department and Special Industries Department. Mr. Anderson holds a B.S. degree in Finance and Management from the University of Southern California and an M.B.A. from California State University, Long Beach.

         JAMES R. EVANS has been a Director of Capital Title Group since September 1996. Since 1980, Mr. Evans has been the Chairman and President of Sunrise Preschools, Inc. Sunrise Preschools is a public company that operates and provides management contracts for child care centers offering comprehensive child care services primarily for children ages six weeks to twelve years. From 1960 to 1980, Mr. Evans was an executive with Smitty's, a major grocery and general merchandise retailer in Phoenix, Arizona. While employed by Smitty's, Mr. Evans was responsible for opening a number of new facilities and participated in the sale of the corporation in 1981.

         THEO F. LAMB is a co-founder of Capital Title and has served as a Director since its inception. Mr. Lamb has been a Director of the Company since the Acquisition Transaction in May 1996. He is the owner of Lamb Chevrolet, Inc. in Prescott, Arizona, a retail car dealership for Cadillac, Oldsmobile, Chevrolet, Subaru and Nissan automobiles. He has served as a member of the Chevrolet and Subaru National Dealer Counsels and was elected to the Regional Dealer Counsels for Oldsmobile and Cadillac. He was the managing partner in several successful land and commercial property developments in the Prescott area. Mr. Lamb is a graduate of Southern Methodist University holding a B.S. degree in Business.

         ROBERT B. LIVERANT is a retired Chartered Accountant who was a Senior Partner in the Firm of Liverant Yip and Co. in British Columbia for 20 years, specializing in audits of public companies. Mr. Liverant was also a partner in the firm of Smythe Ratcliffe and Associates and a member of the firm of Pannell Kerr Forester, an international accounting firm. Mr. Liverant has several real estate investments including significant holdings in Saturna Beach Estates LTD, an 80-acre recreation and vineyard development in British Columbia, for which he also serves as a director. He has served as a director of more than 15 Canadian public companies. Mr. Liverant holds a B.A. degree with an economics major from the University of British Columbia. He now resides in Cave Creek, Arizona.

         STEPHEN A. MCCONNELL has been a Director of Capital Title Group since September 1996. He is the President of Solano Ventures, a firm involved in private capital investments. He has served, since 1991, as Chairman of the Board and majority shareholder in Mallco Lumber & Building Materials, Inc., wholesale distributor of construction lumber and doors. From 1991 to 1995, Mr. McConnell was President of Belt Perry Associates, Inc., a property tax appeal firm. He was President and Chief Executive Officer of N-W Group, Inc., a publicly held corporation, from 1985 through 1991. Mr. McConnell presently serves on the board of a number of public companies. Mr. McConnell holds a B.A. and M.B.A. from Harvard University.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table summarizes all compensation paid to the Company's Chief Executive Officer (the "Named Executive Officer"), for services rendered in all capacities to Capital Title during the fiscal years ended October 31, 1995, 1994 and 1993.

                          SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------------
                                                                                Long Term Compensation
                                                                          -----------------------------------
                                         Annual Compensation                      Awards              Payouts
                                     --------------------------------     -----------------------     -------
                                                                          Restricted   Securities
         Name and          Fiscal                        Other Annual        Stock     Underlying       LTIP      All Other
    Principal Position      Year     Salary     Bonus    Compensation      Award(s)    Option(s)      Payouts    Compensation
-----------------------------------------------------------------------------------------------------------------------------
Donald R. Head              1995     $48,000      $0         $-0-            $-0-          0            $-0-         $-0-
Chairman of the Board
and Chief Executive         1994     $38,000      $0         $-0-            $-0-          0            $-0-         $-0-
Officer
                            1993     $37,850      $0         $-0-            $-0-          0            $-0-         $-0-
-----------------------------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

         Directors who are not employees of the Company are entitled to receive $12,000 annually as a retainer, $1,000 per meeting attended (with a minimum of four meetings annually), $250 for each telephonic meeting, plus reimbursement of reasonable expenses. Directors who are employees of the Company do not receive compensation for such services. Directors who are not employees of the Company also participate in the Company's Non-Employee Directors Stock Option Plan.


EMPLOYMENT CONTRACTS

         Donald R. Head:

         On June 1, 1996, Donald R. Head entered into an Employment Agreement with the Company, which provides for his services as Chairman of the Board and Chief Executive Officer (the "Head Agreement"). The initial term of the Head Agreement expires on May 31, 2001. The Head Agreement is subject to automatic renewal for additional ten-year terms on the initial expiration date and on each renewal date thereafter unless notice of termination is provided to Mr. Head sixty days prior to the expiration date or if Mr. Head provides written notice of resignation to the Board sixty days prior to the expiration date. The Head Agreement may be terminated by the Company for cause including upon (i) conviction of a willful or intentional crime, (ii) absence from work for more than 180 consecutive days and (iii) the material failure by Mr. Head to perform his duties.



         The Head Agreement provides for an initial salary of $96,000 for the first year and an annual salary of $150,000 for the second and each succeeding year, plus an annual bonus equal to 6% of the Company's pretax net profits on all Company operations, calculated according to generally accepted accounting principles applicable to title insurance agencies consistently applied. Such bonus shall be prorated in the first year of employment for the period remaining in the Company's fiscal year if less than twelve months. Such bonus shall be determined and paid within three months following the end of each fiscal year. Beginning with the second year of employment, estimated compensation can be paid with appropriate adjustments spread over twelve months in the event of any under or over estimated payments. In addition, the Head Agreement provides for a car allowance of $800 per month.



         The Head Agreement provides that if Mr. Head resigns or if the Head Agreement is terminated by the Company for any reason during a sixty-month period following a Change-in-Control (as defined in the Head Agreement) of the Company, the Company shall continue to pay to Mr. Head all compensation which he is entitled to under the Head Agreement for its remaining term.



         Andrew A. Johns:

         On June 1, 1996, Andrew A. Johns entered into an Employment Agreement with the Company, which provides for his services as President (the "Johns Agreement"). The initial term of the Johns Agreement expires on May 31, 2001. The Johns Agreement is subject to automatic renewal for additional ten-year terms on the initial expiration date and on each renewal date thereafter unless notice of termination is provided to Mr. Johns sixty days prior to the expiration date. The Johns Agreement may be terminated by the Company for cause including upon (i) conviction of a willful or intentional crime, (ii) absence from work for more than 180 consecutive days and (iii) the material failure by Mr. Johns to perform his duties.

         The Johns Agreement provides for an initial salary of $72,000 for the first year and an annual salary of $114,000 for the second and each succeeding year, plus an annual bonus equal to 4% of the Company's pretax net profits on all Company operations, calculated according to generally accepted accounting principles applicable to title insurance agencies consistently applied. Such bonus shall be prorated in the first year of employment for the period remaining in the Company's fiscal year if less than twelve months. Such bonus shall be determined and paid within three months following the end of each fiscal year. Beginning with the second year of employment, estimated compensation can be paid with appropriate adjustments spread over twelve months in the event of any under or over estimated payments. In addition, the Johns Agreement provides for a car allowance of $800 per month.

         The Johns Agreement provides that if Mr. Johns resigns or if the Johns Agreement is terminated by the Company for any reason during a sixty-month period following a Change-in-Control (as defined in the Agreement) of the Company, the Company shall continue to pay to Mr. Johns all compensation which he is entitled to under the Johns Agreement for its remaining term.

         James A. Clifford:

         On May 17, 1996, James A. Clifford entered into an Employment Agreement (the "Clifford Agreement") with the Company. The Clifford Agreement was based on certain conditions which were met on July 1, 1996, the effective date of the Clifford Agreement, which provides for his services as President of Capital Title Agency's Maricopa County operations. The term of the Clifford Agreement is for a period of three (3) years. Compensation under the Clifford Agreement is $120,000 per year plus additional compensation equal to five percent (5%) of the Company's pre-tax net profit on operations in Maricopa County.

         James P. Stamas:

         On July 22, 1996, James P. Stamas entered into an Employment Agreement (the "Stamas Agreement") with the Company, which provides for his services as Executive Vice President/General Counsel for general business operations for Maricopa County. The term of the Stamas Agreement is for a period of three (3) years. Compensation under the Stamas Agreement is $75,000 per year.

         Nick Velimirovich:

         On May 17, 1996, Nick Velimirovich entered into an Employment
Agreement (the "Velimirovich Agreement") with the Company. The Velimirovich Agreement was based on certain conditions which were met on July 1, 1996, the effective date of the Velimirovich Agreement, which provides for his services as Chief Executive Officer of Capital Title Agency's Maricopa County operations. The term of the Velimirovich Agreement is for a period of three (3) years. Compensation under the Velimirovich Agreement is $120,000 per year plus additional compensation equal to five percent (5%) of the Company's pre-tax net profit on operations in Maricopa County.



STOCK OPTION PLANS

         1996 STOCK OPTION PLAN

         The Company's 1996 Stock Option Plan (the "1996 Plan") authorizes the Board to grant options to employees of the Company to purchase up to an aggregate of 1,000,000 shares of

Common Stock. Officers and other employees of the Company who, in the opinion of the Board of Directors, are responsible for the continued growth and development and the financial success of the Company are eligible to be granted options under the 1996 Plan. Options may be non-qualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1996 Plan are not transferable and expire five years after the date of grant. The per share exercise price of an incentive stock option granted under the 1996 Plan may not be less than the fair market value of the Common Stock on the date of grant. Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant. No option may be granted after December 31, 2006.

         The 1996 Plan provides the Board of Directors with the discretion to determine when options granted thereunder will become exercisable. Unless otherwise provided, 50% of the options granted may be exercised after two years from the date of grant and the remaining 50% of the options may be exercised after three years from the date of grant at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1996 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.


         As of December 31, 1996, the Board has authorized the grant under the 1996 Plan of options to purchase 937,600 shares of Common Stock, with the exercise prices of all such options being $1.00 per share. Of such options, 60,000 were granted to Mr. Head, 40,000 were granted to Mr. Johns and an aggregate of 470,000 were granted to the other executive officers of the Company.


         NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN


         The Company also has a Non-Employee Directors Stock Option Plan (the "Directors Plan"), under which only non-employee directors are eligible to receive options. Options to purchase up to 100,000 shares are authorized for issuance under the Directors Plan. As of December 31, 1996, 75,000 options have been granted under the Directors Plan at an exercise price of $1.00 per share. All options granted under the Directors Plan will be subject to the same vesting schedule applicable to options granted under the 1996 Plan. All options granted or to be granted under the Directors Plan are non-qualified stock options.


         Each non-employee director who joins the Board of Directors will receive an option to acquire 15,000 shares of the Company's Common Stock. In addition to the foregoing option grants, each year, every non-employee director automatically receives an option to acquire 10,000 shares of the Company's Common Stock on the third business day following the date the Company publicly announces its annual financial results; provided that such director has attended at least 75% of the meetings of the Board of Directors and of the Board Committees of which such non-employee director is a member in the preceding fiscal year. The exercise price of all options granted under the Directors Plan is the fair market value of the Company's Common Stock on the date of grant.

         No option granted under the Directors Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         In January 1996, Capital Title assumed a 10% note from PWCC, Inc. to Bank One Arizona, NA in the amount of $150,000. At September 30, 1996 the balance of the note was $138,133. The terms of the note require Capital Title to make sixty equal monthly installment payments to Bank One Arizona, NA in the amount of $3,187.05. In consideration of such assumption, PWCC contributed $150,000 to Capital Title. PWCC, Inc. is a corporation wholly owned equally by Mr. Head and Mr. Lamb.


         During fiscal 1994 and 1995, Capital Title Agency paid $53,061 and $86,546, respectively, to Dale A. Head for legal services rendered to Capital Title Agency. Dale A. Head is Donald R. Head's brother. In September, 1996, the Company granted an option to Dale A. Head to acquire 20,000 shares of Common Stock of the Company at an exercise price of $1.00 per share.


         Theo F. Lamb has advanced the Company $8,000 for operating purposes pursuant to a Note Agreement. The eight and a half percent (8.5%) note is due October 31, 1997 and is unsecured.

         Donald R. Head has advanced the Company $8,000 for operating purposes pursuant to a Note Agreement. The eight and a half percent (8.5%) note is due October 31, 1997 and is unsecured.

         The Company receives management and consulting services from Head Management Group, a Company owned by Donald R. Head. Charges for these services were $48,000 and $38,000 for the years ended October 31, 1995 and 1994, respectively, and $36,000 and $22,166, respectively, for the nine month periods ended July 31, 1996 and 1995.

         The Company has a lease with PWCC, Inc. for computer equipment. The balance owed under this lease as of July 31, 1996 and October 31, 1995 was $0 and $1,582, respectively. During fiscal 1995, the Company paid $38,244 in lease payments relating to the computer equipment.



ITEM 8.  DESCRIPTION OF SECURITIES

         The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value of $.001 per share. Each share of Common Stock entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of the Company's stockholders. Common stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in all dividends declared by the Board of Directors, if any, and in all assets available for distribution upon liquidation. No holder of the Company's Common Stock has any preemptive right to subscribe for or purchase additional shares of the Company's Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         No public trading market having the characteristic of depth, liquidity and orderliness exists for the Company's Common Stock. In the Spring of 1997 the Company plans to apply for quotation of the Common Stock on the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol CGTI. As of October 31, 1996, the Company had issued and outstanding 10,286,029 shares of Common Stock. In addition, 1,000,000 shares are reserved for issuance under the 1996 Plan and 100,000 shares are reserved for issuance under the Directors Plan. (See "Security Ownership of Certain Beneficial Owners and Management.") On December 10, 1996, the Company's Board of Directors authorized the issuance of an additional 400,000 shares of its Common Stock at $1.00 per share. Of the Company's 10,286,029 shares of issued and outstanding Common Stock, 1,686,158 shares are eligible for resale under Rule 144. At December 31, 1996, there were approximately 100 record holders of the Company's Common Stock.


         The Company has never paid a dividend on its Common Stock. The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. Rather, the Company anticipates that its earnings, if any, will be retained to fund the Company's working capital needs and the planned expansion of its business. The payment of any dividends will be dependant upon the discretion of the Board of Directors. Furthermore, under Delaware corporate law, in the absence of current or retained earnings, the Company may be prohibited from paying dividends (whether in cash or otherwise).

ITEM 2.  LEGAL PROCEEDINGS

         Capital Title is a defendant in certain legal actions arising out of the ordinary course of its title business. The Company believes that none of these claims are material, either individually or in the aggregate.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company, which, until the Acquisition Transaction on May 23, 1996, had no substantial business operations, has nevertheless been audited in each of the last two fiscal years. For the fiscal year ended 1994, the Company's financial statements were audited by Duane V. Midgley ("Midgley"). In 1995, with the approval of the Company's Board of Directors, the Company engaged Schvaneveldt & Company ("Schvaneveldt") as its independent auditors for the fiscal year ended December 31, 1995 to replace Midgley.

         The reports of Midgley on the Company's financial statements for the fiscal year ended December 31, 1994 contained an adverse opinion in that they expressed substantial doubt about the Company's ability to continue as a going concern.

         In connection with the audit of the Company's financial statements for the year ended December 31, 1994, there were no disagreements with Midgley on any matters of accounting principle or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of Midgley, would have caused Midgley to make reference to the matter in his report.

         The Company authorized Midgley to respond fully to any inquires from Schvaneveldt & Company.

         The Company requested Midgley to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter, dated September 23, 1996, is filed as an Exhibit to this Form 10-SB.

         The financial statements of Capital Title, the Company's operating subsidiary, for the fiscal years ending October 31, 1994 and 1995 were audited by John E. Jones, CPA ("Jones"). After completion of the Acquisition Transaction in 1996 and with the approval of the Company's Board of Directors, the Company engaged Semple & Cooper, CPA, PLC ("Semple") as its independent auditors for the fiscal year ended October 31, 1996 to replace Schvaneveldt and Jones.

         The report of Schvaneveldt on the Company's financial statements for the fiscal year ended December 31, 1995 and the reports of Jones on Capital Title's financial statements for the fiscal years ended October 31, 1994 and 1995 did not contain an adverse opinion, or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

         In connection with the audit of the Company's financial statements for the year ended December 31, 1995 and in connection with the audits of Capital Title's financial statements for the fiscal years ended October 31, 1994 and 1995, there were no disagreements with Schvaneveldt or Jones on any matters of accounting principle or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of Schvaneveldt or Jones, would have caused either of them to make reference to the matter in their respective reports.

         The Company and Capital Title have authorized Schvaneveldt and Jones to respond fully to any inquires from Semple.

         The Company and Capital Title have requested Schvaneveldt and Jones to furnish them with letters addressed to the Securities and Exchange Commission stating whether they agree with the above statements. Copies of those letters, each of which is dated September 23, 1996, are filed as Exhibits to this Form 10-SB.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         On July 9, 1993, the Company sold an aggregate of 100,000 shares of its Common Stock to Irwin Jacobson and Mark A. Scharmann for $13,000 in cash. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Securities Act").


         From time to time prior to December 31, 1994, the Company's officers had advanced operating funds to the Company in the amount of $48,411. In 1995, the Company issued 200,000 shares of its common stock in satisfaction of these loans. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

         On March 4, 1996, the Company issued to its President, 150,000 shares of its common stock in full satisfaction of his loan to the Company, which had a balance of $29,035. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.


         On May 23, 1996, the Company issued 6,734,865 shares of Common Stock to the following shareholders of Capital Title in connection with the Acquisition
Transaction:



Name                                                      Number of Shares
----                                                      ----------------
The Head Revocable Trust Dated:  April 1, 1975                2,225,205

The Lamb Trust Dated:  October 11, 1983                       2,225,205

Andrew A. Johns                                                 953,865

Dorothy Eichbaum, Trustee of The William and                    603,791
Dorothy Orth Eichbaum Trust Dated November 19,
1986

John M. Redfield, Jr. and Linda N. Redfield, as                 600,490
Trustees under a Revocable Declaration of Trust dated
October 29, 1982.

Walter Serrano                                                   97,161

Nancy Simmons                                                    29,148



         These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and the investors to whom they were sold were "sophisticated" or "accredited" within the meaning of Section 4(2) and the regulations thereto.



         On May 23, 1996, the Company commenced the Private Placement, pursuant to which it offered for sale a minimum of 500,000 shares and a maximum of 1,500,000 shares of its Common Stock at a price of $1.00 per share. As of October 31, 1996, the Company had issued and sold 1,275,000 of the shares to the following persons at a price of $1.00 per share:

Name                                                    Number of Shares
----                                                    ----------------
LLoyd and Marilyn G. Boswell ...........................     25,000

Mosier Family Partner Ltd. .............................    200,000

Robert B. Liverant .....................................    100,000

Stephen A. McConnell ...................................     50,000

Gary A. and Janette B. Lamb ............................     25,000

Charles Walden Company, Inc. ...........................     25,000

James R. and Sharon T. Evans ...........................     25,000

Classic Real Estate Corporation ........................     25,000
  Money Purchase Pension Plan

Fred Gallow IRA ........................................     25,000

John J. Connolly and Jean Ann Connolly .................     25,000

The Jack D. Vander Woude, Ph.D. Trust ..................     25,000

James J. Sexton ........................................     50,000

David E. and Madelyn A. Garrison .......................    200,000

Carl F. Raine ..........................................     25,000

Yavapai Medical Center Profit Sharing Plan .............     50,000

James P. Keeley ........................................     25,000

Retirement Accounts, Inc. CUST .........................     12,500
  FBO James A. Van Houten 46994

Retirement Accounts, Inc. CUST .........................     12,500
  FBO Jeanne K. Van Houten 46993

Geraldine M. and John P. Wolfe .........................     25,000

Patricia K. and Andrew Philippakis .....................     50,000

Susan J. Giblin ........................................     25,000

Daniel E. Giblin .......................................     25,000

Michael S. and Colleen Jean Holland ....................     25,000

Bruce D. Kennand .......................................     25,000

Charles Walden .........................................     25,000

Retirement Accounts, Inc. CUST
  FBO Robert Catalana 000891 ...........................     25,000

Retirement Accounts, Inc. CUST
  FBO Patty Jean Marino ................................     75,000

Gerald A. Catarelli ....................................     50,000



         On December 10, 1996, the Company commenced a second Private Placement, pursuant to which the Company's Board of Directors authorized the sale of 400,000 shares of its Common Stock at a price of $1.00 per share. As of December 31, 1996, the Company had issued and sold 30,000 of the shares to the following persons at a price of $1.00 per share:

Gary Lamb...............................................     30,000

         These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and in reliance of Rule 506 of Regulation D promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breaches of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Company's Certificate of Incorporation (the "Certificate") includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction for which the director derived an improper personal benefit or certain other actions. Pursuant to Delaware law, directors of the Company are not insulated from liability for breach of their duty of loyalty or for claims arising under the federal securities laws. The foregoing provisions of the Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

         Article IX of the Company's Certificate and Article 5 of the Company's Bylaws require indemnification of directors and officers of the Company to the fullest extent permitted by Delaware law for claims against them in their official capacities, including stockholders' derivative actions.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                            CAPITAL TITLE GROUP, INC.
                                 AND SUBSIDIARY
                         (FORMERLY CAPITAL TITLE AGENCY,
                              INC. AND SUBSIDIARY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               For The Years Ended
                            October 31, 1995 and 1994

To The Stockholders and Board of Directors of
Capital Title Group, Inc. (Formerly Capital Title Agency, Inc.)
  and Subsidiary


We have audited the accompanying consolidated balance sheet of Capital Title Group, Inc. (formerly Capital Title Agency, Inc.) and Subsidiary as of October 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended October 31, 1995 and 1994. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the consolidated financial statements provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Title Group, Inc. (formerly Capital Title Agency, Inc.) and Subsidiary as of October 31, 1995, and the results of their operations, changes in stockholders' equity, and cash flows for the years ended October 31, 1995 and 1994, in conformity with generally accepted accounting principles.


Certified Public Accountants                             Semple & Cooper, P.L.C.

Phoenix, Arizona
September 5, 1996

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                           CONSOLIDATED BALANCE SHEETS


                                                          (UNAUDITED)
                                                            July 31,         October 31,
                                                              1996              1995
                                                              ----              ----
ASSETS
Current Assets:
   Cash and cash equivalents (Notes 1 and 3)              $   115,161        $  17,354
   Accounts receivable, less allowance for
     doubtful accounts of $3,716 (Note 1)                      25,992           14,095
   Income taxes receivable                                         --           51,575
   Prepaid expenses                                             8,696            1,604
   Deferred income taxes (Notes 1 and 6)                           --            4,387
                                                          -----------        ---------
        Total Current Assets                                  149,849           89,015

Property and Equipment, net (Notes 1, 5 and 13)               590,174          193,806

Other Assets:
   Investment in title plant (Note 1)                         175,000          175,000
   Deferred income tax asset (Notes 1 and 6)                   16,358           11,971
   Deposits                                                    50,725               --
                                                          -----------        ---------
        Total Assets                                      $   982,106        $ 469,792
                                                          ===========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Revolving line of credit (Note 9)                      $        --        $  33,104
   Notes payable - current portion (Note 7)                     6,153            3,197
   Notes payable to related parties -
     current portion (Note 11)                                 25,583           16,000
   Obligation under capitalized lease -
     current portion (Notes 1 and 8)                            2,365            1,582
   Accounts payable                                           235,744          171,057
   Accrued expenses                                            33,875           26,595
   Income taxes payable                                            --           15,249
                                                          -----------        ---------
        Total Current Liabilities                             303,720          266,784
                                                          -----------        ---------
Long-Term Liabilities:
   Notes payable - long-term portion (Note 7)                   8,529            5,547
   Notes payable to related party - long-term
     portion (Note 11)                                        128,550               --
   Obligation under capitalized lease - long-term
     portion (Notes 1 and 8)                                    9,445               --
                                                          -----------        ---------
        Total Long-Term Liabilities                           146,524            5,547
                                                          -----------        ---------
Commitments and Contingencies: (Notes 10 and 12)                   --               --

Stockholders' Equity: (Note 15)
   Common stock, $.001 par value, 50,000,000 shares
     authorized; 9,686,029 and 1,000,000 shares
     issued and outstanding, respectively                       9,686          480,663
   Paid-in capital                                          1,167,186               --
Accumulated deficit                                          (645,010)        (283,202)
                                                          -----------        ---------
        Total Stockholders' Equity                            531,862          197,461
                                                          -----------        ---------
        Total Liabilities and Stockholders' Equity        $   982,106        $ 469,792
                                                          ===========        =========


                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
     For the Nine Month Period Ended July 31, 1996 and 1995 (Unaudited) and
                  For The Years Ended October 31, 1995 and 1994

                              (UNAUDITED)        (UNAUDITED)
                                July 31,           July 31,          October 31,        October 31,
                                  1996               1995               1995               1994
                                  ----               ----               ----               ----
Revenue                       $ 1,682,752        $ 1,497,542        $ 2,027,263        $ 2,538,558

General and Adminis-
  trative Expenses              1,968,175          1,634,287          2,225,484          2,403,590
                              -----------        -----------        -----------        -----------
Income (Loss) from
  Operations                     (285,423)          (136,745)          (198,221)           134,968
                              -----------        -----------        -----------        -----------

Other Income (Expense):
   Escrow losses
     recovered and
     lawsuit
     settlements                    3,064              9,339             10,839             10,230
   Gain (loss) on sale
     of equipment                      --             (1,714)             2,800                 --
   Insurance
     recoveries                        --             35,732              8,467             23,803
   Interest expense               (11,724)            (3,506)            (6,289)            (6,786)
   Interest income                  1,346                194                243              1,176
   Acquisition costs -
     writedown                    (69,071)                --                 --                 --
                              -----------        -----------        -----------        -----------

                                  (76,385)            40,045             16,060             28,423
                              -----------        -----------        -----------        -----------

Income (loss) before
  provision for
  income taxes                   (361,808)           (96,700)          (182,161)           163,391

Income tax (expense)
  benefit (Notes 1
  and 6)                               --                 --             65,059            (58,727)
                              -----------        -----------        -----------        -----------

Net Income (Loss)             $  (361,808)       $   (96,700)       $  (117,102)       $   104,664
                              ===========        ===========        ===========        ===========
Proforma Net Loss per
  Share (Note 1)              $      (.04)       $      (.01)       $      (.01)       $       .01
                              ===========        ===========        ===========        ===========

Proforma Weighted
  Average Shares
  Outstanding                   9,013,915          8,670,786          8,770,786          8,670,786
                              ===========        ===========        ===========        ===========




                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            For The Nine Month Period Ended July 31, 1996 (Unaudited)
                and For The Years Ended October 31, 1995 and 1994

                                           Common Stock
                                    ---------------------------        Paid-in          Retained
                                      Shares           Amount          Capital          Deficit
                                      ------           ------          -------          -------
Balance, October 31,
  1993 (Note 4)                      1,000,000       $ 480,663        $       --       $(270,764)

Net income for the year
  ended October 31, 1994                    --              --                --         104,664
                                    ----------       ---------        ----------       ---------

Balance, October 31, 1994            1,000,000         480,663                --        (166,100)

Net loss for the year
  ended October 31, 1995                    --              --                --        (117,102)
                                    ----------       ---------        ----------       ---------

Balance, October 31, 1995            1,000,000         480,663                --        (283,202)

Shares issued in first
  private placement                    165,000         100,000                --              --

Restructure in reverse merger
  with Capital Title Group,
  Inc                                7,846,029        (571,652)          571,652              --

Shares issued in private
  placement                            675,000             675           595,534              --

Net loss for the nine month
  period ended July 31, 1996                --              --                --        (361,808)
                                    ----------       ---------        ----------       ---------

Balance, July 31, 1996               9,686,029       $   9,686        $1,167,186       $(645,010)
                                    ==========       =========        ==========       =========




                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      For The Nine Month Periods Ended July 31, 1996 and 1995 (Unaudited)
                and For The Years Ended October 31, 1995 and 1994

                                            (UNAUDITED)     (UNAUDITED)
                                             July 31,        July 31,        October 31,      October 31,
                                               1996            1995             1995             1994
                                               ----            ----             ----             ----
Cash flows from operating activities:

Net income (loss)                           $(361,808)       $(96,700)       $(117,102)       $ 104,664
                                            ---------        --------        ---------        ---------
Adjustments to reconcile net
  income (loss) to net cash
  provided (used) by operating
  activities:
    (Gain) loss on sale of
      vehicle                                      --           1,714           (2,800)              --
    Depreciation                               50,390          36,547           74,563           60,606
    Acquisition costs writedown                69,071              --               --               --
    Bad debt expense                               --              --            3,716           20,505

Changes in Assets and Liabilities:
    Accounts receivable                       (11,897)          5,932          (38,629)         (27,581)
    Income taxes receivable                    51,575           9,061               --               --
    Prepaid expenses                           (7,092)             --           (1,604)              --
    Refundable deposits                       (50,725)             --               --               --
    Deferred income taxes                          --          (6,187)         (13,484)          (2,874)
    Accounts payable                           64,687          11,720           50,692           81,661
    Accrued expenses                            7,280           1,029            1,362           (4,924)
    Income taxes payable                      (15,249)           (446)             258          (44,187)
                                            ---------        --------        ---------        ---------

                                              158,040          59,370           74,074           83,206
                                            ---------        --------        ---------        ---------

Net Cash Provided (Used) by
  Operating Activities                       (203,768)        (37,330)         (43,028)         187,870
                                            ---------        --------        ---------        ---------




                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
    For the Nine Month Periods Ended July 31, 1996 and 1995 (Unaudited) and
                  For The Years Ended October 31, 1995 and 1994

                                              (UNAUDITED)     (UNAUDITED)
                                               July 31,        July 31,       October 31,      October 31,
                                                 1996            1995            1995             1994
                                                 ----            ----            ----             ----
Cash flows from investing activities:

    Purchase of property and equipment        $(423,287)       $(13,873)       $(16,331)       $(153,599)
    Proceeds from sale of vehicle                    --              --           2,800               --
    Deferred acquisition costs                  (69,071)             --              --               --
                                              ---------        --------        --------        ---------
      Net cash used by investing
        activities                             (492,358)        (13,873)        (13,531)        (153,599)
                                              ---------        --------        --------        ---------

Cash flows from financing activities:
    Proceeds from notes payable to
      related parties                           150,000              --          16,000               --
    Proceeds from issuance of common
      stock, net                                696,209              --              --               --
    Net change in revolving credit line         (33,104)         36,225          33,104               --
    Repayment of notes payable                   (4,565)         (2,368)         (2,694)         (55,272)
    Repayment of notes to related party          (7,846)             --              --               --
    Repayment of obligations under
      capital lease                              (2,740)         (8,349)        (12,519)         (12,787)
                                              ---------        --------        --------        ---------
      Net cash provided (used)
        by financing activities                 793,933          25,508          33,891          (68,059)
                                              ---------        --------        --------        ---------
Net increase (decrease) in cash and
  cash equivalents                               97,807         (25,695)        (22,668)         (33,788)

Cash and cash equivalents at
  beginning of year                              17,354          40,022          40,022           73,810
                                              ---------        --------        --------        ---------
Cash and cash equivalents at
  end of year                                 $ 115,161        $ 14,327        $ 17,354        $  40,022
                                              =========        ========        ========        =========




                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Summary of Significant Accounting Policies:

        Nature of Corporation:

        Capital Title Group, Inc. (formerly Norvex, Inc.) was organized on September 12, 1993 in the State of Utah. In May, 1989, the Company was redomiciled as a Delaware corporation. The Company was largely inactive until May 23, 1996, at which time it acquired Capital Title Agency, Inc. in a reverse merger (See Note 4). The accompanying historical consolidated financial statements are based only upon the activity of Capital Title Agency, Inc. through the date of acquisition, May 23, 1996, since that was the only active business at the time of the merger. The intent of Capital Title Group, Inc. is to act as the parent holding company of Capital Title Agency, Inc.

        Capital Title Agency, Inc. is a Corporation which has been duly formed and organized under the laws of the State of Arizona, and operates under the authority of the State Banking Commission. The Corporation was approved by the State of Arizona on November 1, 1981. The principal business purpose of the Corporation is to offer title, collection and escrow services to the general public, primarily in the southwestern United States.

        The Corporation currently operates five (5) offices located throughout Arizona. In July, 1996, the Company signed lease agreements for five (5) more offices in Arizona. Operations for the new offices began subsequent to July 31, 1996.

        Principles of Consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Capital Title Agency, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

        Pervasiveness of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Unaudited Financial Information:

        The financial statements for the nine month periods ended July 31, 1996 and 1995 are unaudited. In the opinion of management, the interim financial statements for the nine month periods ended July 31, 1996 and 1995 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods. The results of operations for the nine month period ended July 31, 1996 are not necessarily indicative of the results for the entire year.

        Cash and Cash Equivalents:

        Cash and cash equivalents include all highly liquid investments purchased with an initial maturity of three (3) months or less.

        Accounts Receivable:

        The Corporation uses the allowance method to account for uncollectible accounts receivable. The allowance is established based upon a review of the individual accounts and the Company's prior history. At July 31, 1996, the Company believes the receivables are fully collectible; accordingly, no allowance has been established.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.      Summary of Significant Accounting Policies: (Continued)

        Insurance Recoveries:

        The Company recognizes income from insurance recoveries when the dispute is settled, due to the uncertain nature of any potential claim.

        Property and Equipment:

        Property and equipment are stated at cost and are being depreciated using the straight-line and double-declining methods of depreciation over estimated useful lives of five (5) to seven (7) years. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. For the nine month periods ended July 31, 1996 and 1995 (unaudited), and for the years ended October 31, 1996 and 1995, depreciation expense was $50,390, $36,547, $74,563 and $60,603, respectively.

        Capital Lease Obligation:

        The Company is the lessee of office equipment under a capital lease agreement which expires in November, 2000. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The asset is depreciated over the lower of its related lease term or its estimated productive life. Depreciation of the asset under the capital lease agreement is included in depreciation expense noted above.

        Title Plant:

        The original investment for the purchase of the title plant is carried at cost and is not being amortized.

        Income Taxes:

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and the utilization of the net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

        Proforma Loss Per Share:

        The proforma loss per share amount is based on the weighted average number of shares outstanding for the periods presented, after giving retroactive effect to a one for ten (1-10) reverse stock split, and retroactive effect to the reverse merger (See Note 4). Fully diluted earnings per share are not shown, as they are anti-dilutive.

2.      Cash in Escrow:

        The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from active escrow, trust and account servicing. The balances in these accounts have not been included in these financial statements. As of July 31, 1996 (unaudited) and October 31, 1995, the accounts contain a reserve balance of approximately $2,408,000 and $2,046,499 in the escrow accounts, $3,314 and $6,626 in the trust accounts, and $116,651 and $70,054 in the account servicing accounts, respectively.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.      Concentration of Credit Risk:

        The Company maintains cash and cash equivalents with various financial institutions. Deposits not to exceed $100,000 at each institution are insured by the Federal Deposit Insurance Corporation. At July 31, 1996 (unaudited) and October 31, 1995, the Company had uninsured cash and cash equivalents of approximately $2,000,000.

4.      Business Combination:

        Capital Title Group, Inc. (formerly Norvex, Inc.) was organized on September 12, 1983, in the State of Utah. On May 8, 1989, Articles of Merger were filed in the State of Utah, merging Norvex, Inc. into Pharmaceutics International, Inc., a Delaware corporation. Pharmaceutics International, Inc. was the survivor corporation. On or about July 9, 1993, the Company amended its Certificate of Incorporation, changing its name back to Norvex, Inc., a Delaware corporation. On May 23, 1996, the Company acquired Capital Title Agency, Inc. in a transaction accounted for as a reverse acquisition. The intent of Capital Title Group, Inc. is to act as the parent holding company of Capital Title Agency, Inc. As such, Norvex, Inc. changed its name to Capital Title Group, Inc.

        Capital Title Group, Inc. (formerly Norvex, Inc.) is a publicly traded Company that had 1,686,164 shares issued and outstanding, after a one for 10 (1-10) reverse stock split, at the acquisition date. Capital Title Group, Inc. issued 6,734,865 shares of its common stock to the shareholders of Capital Title Agency, Inc. for one hundred percent (100%) of the issued and outstanding common stock of Capital Title Agency, Inc.

        As part of the Acquisition Agreement, the Company agreed to sell 590,000 shares of its common stock for the price of $100 to its financial advisor. The stock was valued at $.01 per share in the accompanying financial statements, based upon the value of the services rendered in performing due diligence procedures.

        The accompanying financial statements give retroactive effect to this business combination as if it had occurred prior to October 31, 1993.

5.      Property and Equipment:

        Property and equipment consisted of the following:

                                                      (UNAUDITED)
                                                       July 31,        October 31,
                                                         1996             1995
                                                         ----             ----
                 Office equipment                     $ 655,383        $ 303,290
                 Vehicles                                47,990           36,984
                 Furniture and fixtures                 137,163           61,137
                 Leasehold improvements                 105,904           98,272
                                                      ---------        ---------
                                                        946,440          499,683
                 Less: accumulated depreciation        (356,266)        (305,877)
                                                      ---------        ---------

                                                      $ 590,174        $ 193,806
                                                      =========        =========

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.      Income Taxes:

        The provision for income taxes consists of the following:

                                                          October 31,     October 31,
                                                             1995            1994
                                                             ----            ----
                       Current tax benefit (expense)       $ 51,575        $(61,601)
                       Deferred tax benefit                  13,484           2,874
                                                           --------        --------

                                                           $ 65,059        $(58,727)
                                                           ========        ========

        At July 31, 1996 (unaudited) and October 31, 1995, the tax effects of temporary differences and carryforwards that give rise to deferred tax assets consist of the following:

                                                        July 31,       October 31,
                                                          1996            1995
                                                          ----            ----
                       Accounts receivable             $   1,028        $    558
                       Property and equipment              2,086             886
                       Loss carryforwards                107,000          35,000
                                                       ---------        --------
                                                         110,114          36,444
                       Less: valuation allowance         (93,756)        (20,086)
                                                       ---------        --------

                                                       $  16,358        $ 16,358
                                                       =========        ========

        A breakdown of current and non-current deferred tax assets as of July 31, 1996 (unaudited) and October 31, 1995, consist of the following:

                                                       July 31,         October 31,
                                                         1996              1995
                                                         ----              ----
                       Current                         $    --           $ 4,387
                       Non-current                      16,358            11,971
                                                       -------           -------

                                                       $16,358           $16,358
                                                       =======           =======

        As of October 31, 1995, the Company has the following net operating losses available for carryforwards to offset future state taxable income:

                               Amount of Loss            Expiration Date
                               --------------            ---------------
                                $   58,000                    1998
                                   117,000                    2000
                                ----------
                                $  175,000
                                ==========

        Changes in operations and changes in majority stockholder control have adverse effects upon the useability of net operating losses.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY,INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.      Notes Payable:

        Notes payable consist of the following:

                                                       (UNAUDITED)
                                                        July 31,       October 31,
                                                          1996            1996
                                                          ----            ----
        8.75% note payable to Primus Automotive,
        with monthly installments of $299,
        including principal and interest, due
        June, 1998; secured by a vehicle                $  6,563        $ 8,744

        10.5% note payable to First Interstate
        Bank, with monthly installments of $309,
        including principal and interest, due
        January, 1999; secured by a vehicle                8,119             --
                                                        --------        -------
                                                          14,682          8,744
        Less: current portion                             (6,153)        (3,197)
                                                        --------        -------
                                                        $  8,529        $ 5,547
                                                        ========        =======

        The maturities of long-term notes payable are as follows:

                         Year Ended                    (UNAUDITED)
                          July 31,                       Amount
                          --------                       ------
                            1997                     $    6,153
                            1998                          6,752
                            1999                          1,777
                                                     ----------

                                                     $   14,682
                                                     ==========

8.      Capital Lease Obligation:

        The Company is the lessee of office equipment with an aggregate cost of $28,919, under a capital lease agreement which expires in November, 2000. Minimum future lease payments due under the capital lease agreement for the next five (5) years, are as follows:

                           Year Ended                            (UNAUDITED)
                            July 31,                               Amount
                            --------                               ------
                              1997                             $    3,432
                              1998                                  3,432
                              1999                                  3,432
                              2000                                  3,432
                              2001                                  1,430
                                                               ----------
        Net minimum lease payments                                 15,158

        Less: amount representing interest                         (3,348)
                                                               ----------
        Present value of net minimum lease payments                11,810

        Less: current portion                                      (2,365)
                                                               ----------
        Long-term maturities of capital lease obligation       $    9,445
                                                               ==========

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

 8.     Capital Lease Obligation: (Continued)

        The interest rate is imputed based on the lessor's implicit rate of return at the inception of the lease.

 9.     Revolving Line of Credit:

        Capital Title Group, Inc. had an unsecured revolving line of credit with Bank One of Arizona for a maximum amount of $50,000. Interest was at prime plus two and one-half percent (2.5%). At October 31, 1995, the rate was 11%. Minimum payment due monthly was 4% of the debt balance. All unpaid principal and interest was due December 1, 1995. The credit line was paid in full and has not been renewed.

10.     Operating Lease Commitments:

        The Company leases offices at ten (10) locations. The remaining lease periods range from twenty-seven (27) months to sixty (60) months with renewal options up to ten (10) years.

        The future minimum lease commitments are as follows:

                          Year Ended                             (UNAUDITED)
                           July 31,                                 Amount
                           --------                                 ------
                             1997                               $  559,275
                             1998                                  478,597
                             1999                                  385,760
                             2000                                  127,641
                             2001                                   71,390
                                                                ----------
                Total lease commitments                         $1,662,663
                                                                ==========

11.     Related Party Transactions:

        As of May 23, 1996, Capital Title Group, Inc. granted 275,000 options at $1 per share to related parties under its 1996 Stock Option Plan (See
        Note 16).

        As of May 23, 1996, Capital Title Group, Inc. granted 15,000 options at $1 per share to a related party under its Non-Employee Director Stock Option Plan (See Note 16).

        The Company receives management and consulting services from a related business. Charges for these services were $48,000 and $38,000 for the years ended October 31, 1995 and 1994, respectively, and $36,000 and $22,166 (unaudited) for the nine month periods ended July 31, 1996 and 1995.

        The Company has a lease with a related corporation for computer equipment. This is included with the capital leases disclosed in Note 7. The balance of this lease as of July 31, 1996 and October 31, 1995 was $0 and $1,582, respectively.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.     Related Party Transactions: (Continued)

        Notes Payable to Related Parties:

        As of July 31, 1996 (unaudited) and October 31, 1995, notes payable to related parties consist of the following:

                                                                    (UNAUDITED)
                                                                     July 31,       October 31,
                                                                       1996            1995
                                                                       ----            ----
        10% note payable to a related corporation, in monthly
        installments of $3,187, including principal and
        interest over 60 months; unsecured                          $ 138,133        $     --

        8.5% note payable to a related party, due October 11,
        1997; unsecured                                                 8,000           8,000

        8.5% note payable to a related party, due October 11,
        1997; unsecured                                                 8,000           8,000
                                                                    ---------        --------
                                                                      154,133          16,000
        Less: current portion                                         (25,583)        (16,000)
                                                                    ---------        --------

                                                                    $ 128,550        $     --
                                                                    =========        ========

        The maturities of long-term notes payable to related parties, are as follows:

                          Year Ended                          (UNAUDITED)
                           July 31,                             Amount
                           --------                             ------
                             1997                           $   25,583
                             1998                               44,262
                             1999                               31,221
                             2000                               34,490
                             2001                               18,577
                                                            ----------

                                                            $  154,133
                                                            ==========

12.     Contingencies:

        The Company is a defendant in various lawsuits and claims, which it is vigorously defending. It is management's contention that such matters arise out of the normal course of its title business. While the results of litigation cannot be predicted with certainty, management believes, based on the advice of legal counsel, that the final outcome of such litigations will not have a material adverse effect either individually, or in the aggregate, on the Company's financial position, results of operations, or liquidity.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.     Cash Flow Information:

        Cash paid (refunded) for interest and income taxes during the nine month periods ended July 31, 1996 and 1995 (unaudited), and for the fiscal years ended October 31, 1995 and 1994, is as follows:

                          (UNAUDITED)    (UNAUDITED)
                           July 31,       July 31,      October 31,      October 31,
                             1996           1995           1995             1994
                             ----           ----           ----             ----
        Interest           $ 26,973        $ 3,506         $6,034          $  6,516
                           ========        =======         ======          ========
        Income taxes       $(51,575)       $15,694         $   --          $105,868
                           ========        =======         ======          ========

        The Company recognized investing and financing activities that affected assets and liabilities, but did not result in cash receipts or payments, as follows:

                In July, 1996, the Company financed the purchase of property and equipment in the amount of $25,471 (unaudited) under capital lease and financing agreements.

                In May, 1996, the Company issued 6,744,628 shares of common stock to purchase all the issued and outstanding shares of Capital Title Agency, Inc.

14.     Employee Benefit Plans:

        Profit Sharing Plan:

        The Company maintains a profit sharing plan under Section 401(K) of the Internal Revenue Code. Under this plan, substantially all full-time employees may elect to defer up to fifteen percent (15%) of their salary. The Company contributes $.25 for every $1 the employee contributes, up to a maximum of one percent (1%) of the employee's earnings. Vesting of matching contributions is based on certain service requirements. Employees are fully vested after six (6) years of service. Employer contributions for the nine month periods ended July 31, 1996 and 1995 and for the years ended October 31, 1996 and 1995, were approximately $4,030 and $3,400 (unaudited), and $3,700 and $4,600, respectively.

        Cafeteria Plan:

        The Company maintains an Internal Revenue Code Section 125 Cafeteria Plan as a benefit to its employees. The plan provides for employee and dependent coverage to be paid from before tax compensation. As such, there is no effect on the financial statements.

15.     Private Placement Memorandum:

        The Company was offering their common stock through a Private Placement Memorandum at $1 per share, with an intended maximum offering of 1,500,000 shares. As of July 31, 1996 (unaudited), the Company had sold 675,000 shares. The offering was valid through September 30, 1996. Subsequent to July 31, 1996, the Company completed the offering with a total of 1,275,000 shares (unaudited) sold.

                    CAPITAL TITLE GROUP, INC. AND SUBSIDIARY
                      (FORMERLY CAPITAL TITLE AGENCY, INC.)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.     Stock Option Plans:

        1996 Stock Option Plan:

        On May 23, 1996, the Company adopted its 1996 Stock Option Plan. Under the Plan, the Company reserved an aggregate of 1,000,000 shares of common stock to be granted at the discretion of the Board of Directors. Options granted under the Plan are not transferrable and expire five (5) years after the date of grant. The per share exercise price of an incentive stock option granted under the Plan may not be less than the fair market value of the common stock on the date of grant.

        As of May 23, 1996, the Board of Directors has authorized the grant, under the 1996 Stock Option Plan, options to purchase 475,000 shares of common stock, with the exercise prices of all such options being $1 per share. Of such options, 275,000 were granted to related parties. As of July 31, 1996, none of the options have been exercised.

        Non-Employee Directors Stock Option Plan:

        On May 23, 1996, Capital Title Group, Inc. adopted a Non-Employee Directors Stock Option Plan. Under the Plan, the Company reserved an aggregate of 100,000 shares of common stock to be granted.

        Each non-employee director who joins the Board of Directors will receive an option to acquire 15,000 shares of the Company's common stock. In addition to the foregoing option grants, each year every non-employee director automatically receives an option to acquire 10,000 shares of the Company's common stock on the third business day following the date the Company publicly announces its annual financial results; provided that such director has attended at least 75% of the meetings of the Board of Directors and of the Board of Committees of which such non-employee director is a member in the preceding fiscal year. The exercise price of all options granted under the Directors Plan is the fair market value of the Company's common stock on the date of grant.

        As of July 31, 1996, 15,000 options have been granted under the Non-Employee Directors Stock Option Plan at an exercise price of $1 per share. None of these options have been exercised as of July 31, 1996.

                                    Part III

ITEM 1. INDEX TO EXHIBITS


                                                                Method of
Exhibit No.               Description                            Filing
-----------               -----------                           ---------
  2       Share Exchange Agreement between Capital Title           **
          Agency, Inc. and Norvex, Inc. dated May 23,
          1996

 3.1      Certificate of Incorporation                             **

 3.2      Amended and Restated Bylaws                              **

 10.1     Underwriting Agreement between Capital Title             **
          Agency, Inc. and Old Republic National Title
          Insurance Company dated March 1, 1996

 10.2     Underwriting Agreement between Capital Title             **
          Agency, Inc. and First American Title Insurance
          Company dated August 16, 1996

 10.3     Image Service Agreement between Capital Title            **
          Agency, Inc. and Security Union Title Insurance
          Company dated June 5, 1996

 10.4     Title Plant Service Agreement between Capital            **
          Title Agency, Inc. and Diversified Information
          Services Corporation dated March 1, 1996

 10.5     Office Lease between Capital Title Agency, Inc.          **
          and 4808 Corporation dated June 7, 1996

 10.6     Promissory Note between PWCC, Inc. and Bank              **
          One Arizona, NA dated January 5, 1996

 10.7     Assumption Agreement between Capital Title               **
          Agency, Inc. and PWCC, Inc. dated January 5,
          1996

 10.8     Employment Agreement between Capital Title               **
          Group, Inc. and Donald R. Head dated June 1,
          1996.

 10.9     Employment Agreement between Capital Title               **
          Group, Inc. and Andrew A. Johns dated June 1,
          1996

10.10     Employment Agreement between Capital Title               **
          Agency, Inc. and James A. Clifford dated
          May 17, 1996

10.11     Employment Agreement between Capital Title                  **
          Agency, Inc. and James P. Stamas dated July 22,
          1996.

10.12     Employment Agreement between Capital Title                  **
          Agency, Inc. and Nick Velimirovich dated
          May 17, 1996

10.13     Financial Advisor Agreement between Capital                  *
          Title Agency, Inc. and Miller Capital
          Corporation dated May 23, 1996

11        Statement re: Computation of Per Share Earnings              *

16.1      Letter from Duane V. Midgley dated                          **
          September 23, 1996

16.2      Letter from Schvaneveldt & Company dated                    **
          September 23, 1996

16.3      Letter from John E. Jones dated September 23, 1996          **

 21       Subsidiaries                                                **

 24       Consent of Semple & Cooper PLC dated January 8, 1996          *

 27       Financial Data Schedule                                      *

------------
* Filed Herewith

** Previously Filed

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CAPITAL TITLE GROUP, INC.



                                           By  /s/ Donald R. Head
                                               ---------------------------------
                                                    Donald R. Head
                                                    Chief Executive Officer


Date:  January 9, 1996